

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 25, 2010

<u>VIA US MAIL AND FAX (208) 773-7472</u>

Ralph E. Peterson
Chief Financial Officer
Command Center Inc.
3773 West Fifth Avenue
Post Falls, ID 83854

>   **RE: Command Center Inc.**
>   **Form 8-K dated October 14, 2010 as amended**
>   **File No. 0-53088**

Dear Mr. Peterson:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        /s/ Larry Spirgel
                                        Assistant Director